UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended 30 June 2019

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

 The  Netherlands

Indicate by  check mark whether the registrant files or will file annual reports under cover of  Form 20-F  or  Form 40-F.

Form 20-F x             Form 40-F  o

Indicate by  check mark if  the  registrant  is  submitting the Form 6-K in paper as permitted by  Regulation S-T Rule 101(b)(1): o

Indicate by  check mark if  the  registrant  is  submitting the Form 6-K in paper as permitted by  Regulation S-T Rule 101(b)(7): o

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-227391) of ING Groep N.V. and the Registration Statements on Form S-8 (Files Nos. 333-215535, 333-172921, 333-172920, 333-172919, 333-168020, 333-165591, 333-158155, 333-158154, 333-149631, 333-137354, 333-125075, 333-108833, 333-81564 and 333-92220) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Contents

Interim report

Interim report		2

Condensed consolidated interim accounts

Condensed consolidated statement of financial position		8
Condensed consolidated statement of profit or loss		9
Condensed consolidated statement of comprehensive income		11
Condensed consolidated statement of changes in equity		12
Condensed consolidated statement of cash flows		14

Notes to the Condensed consolidated interim accounts

1	Accounting policies	17

Notes to the Condensed consolidated statement of financial position

2	Financial assets at fair value through profit or loss	19
3	Financial assets at fair value through other comprehensive income	19
4	Securities at amortised cost	20
5	Loans and advances to customers	21
6	Assets and liabilities held for sale	22
7	Financial liabilities at fair value through profit or loss	23
8	Debt securities in issue	24
9	Subordinated loans	24
10	Equity	25

Notes to the Condensed consolidated statement of profit or loss

11	Net interest income	26
12	Net Fee and commission income	26
13	Other income	27
14	Staff expenses	27
15	Other operating expenses	28
16	Earnings per ordinary share	28
17	Dividend per ordinary share	29

Segment reporting

18	Segments	29

Additional notes to the Condensed consolidated interim accounts

19	Fair value of assets and liabilities	35
20	Legal proceedings	41
21	Related parties	41
22	Subsequent events	41

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	1

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Interim report

Introduction

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. ING Bank’s more than 53,000 employees offer retail and wholesale banking services to customers in over 40 countries. The Group consists of ING Groep N.V., ING Bank N.V. and other group entities.

Risk and capital management

Risk and capital management focuses on maintaining our risk profile within our risk appetite and strengthening our capital base. It allows ING to grow a sustainable business while implementing the Think Forward strategy. In a dynamic environment, ING continually develops its risk and capital management to address political and economic developments, changing customer behaviour, increasing regulatory requirements, emerging competitors and new technologies.

Capital management

ING Group’s overall approach to capital management is intended to ensure that capital is adequate to cover the (economic) risks at all levels and to ensure compliance with regulations. ING Group constantly challenges capital positions at subsidiary levels to ensure its optimal use. The continued strength of ING’s capital position, the adequacy of our financial position and our risk management effectiveness are essential in order to achieve our purpose to empower people and businesses to realise their goals, as well as to support ING’s commercial activities, to pay dividends on common shares to shareholders and to invest in new technologies and best practices. In this way, ING aims to deliver shareholder returns while investing in the innovation of products and services.

Risk management

ING's business relies on managing risks, including financial risks - we take on credit risk when we offer loans, guarantees and other products as part of our business model, market risk in our trading and banking book positions, and liquidity and/or funding risks through financial management. Besides these financial risks, ING is subject to non-financial risks associated with IT and cybersecurity, daily operations, compliance with laws and regulations, and adherence to socially accepted ethical norms. Non-financial risks can also arise through relationships with our clients.

The integrated top-down/bottom-up risk assessment identifies and monitors developments that may have an impact on ING’s strategy and risk profile, like changes in the global environment, customer needs and expectations, local/global regulatory requirements and the effectiveness of our response to technological developments.

ING’s most important risks and control measures are regularly reported to and discussed by the Risk Committee of the Supervisory Board. Both financial and non-financial risk reports are reviewed in detail, including the status of ING’s metrics with regard to solvency, liquidity, funding, credit, market risk and non-financial risks. In the first half year of 2019, as part of this process, the Risk Committee and the full Supervisory Board spent considerable time discussing, among other things, the progress in the bank-wide Know Your Customer Enhancement Programme.

The KYC Enhancement Programme encompasses all client segments in all ING business units, leveraging on experiences from the enhancement programme already started in the Netherlands. The programme consists of three parts: (a) look-back analysis on past deficiencies in post-transaction monitoring. The look-back analysis consists of screening of transactions executed in the past. In case unusual transactions are identified, ING is committed to following the applicable reporting process; (b) enhancement of customer due diligence files with the aim to document sufficiently the knowledge the bank has about its clients in the line with past and new requirements; (c) structural solutions that should support getting sustainably better in addressing money laundering risks in our portfolio and complying with laws and regulations.

The structural solutions comprise five pillars:

•                      Development and global roll-out of KYC risk appetite statements, KYC risk assessments on clients, capability structure and maturity assessments.

•                      Development and global roll-out of a bank-wide KYC digital service platform,

•                      Translation of risk assessment outcomes into scenarios and alert definitions that can be applied in transaction monitoring.

•                      Set up central KYC organisation that defines standards and drives global execution and improvements.

•                      Develop and rollout KYC communication and awareness initiatives and set up a behavioural risk department that performs risk assessments.

In addition, the design and operation of the Risk Appetite Framework and the Non-Financial Risk Framework are discussed annually with the Risk Committee and the full Supervisory Board.

Business environment and geopolitical landscape

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. A prolonged period of low or even negative interest rates may negatively impact our net interest income. In Europe, there are continuing concerns over weaker economic conditions, as well as concerns in relation to European sovereign debt, the uncertain outcome of the negotiations between the UK and the EU following the UK referendum on EU membership, increasing political instability, levels of unemployment, the availability and cost of credit, credit spreads, and the end of quantitative easing within the Eurozone through bond repurchases and the ECB’s targeted longer-term refinancing operation (‘TLTRO’). In the United States, political uncertainty (including the recent US government shutdown), US national debt levels and changes in US trade and foreign investment policies (including tensions with China) may result in adverse economic developments. In addition, geopolitical issues, including with respect to the Middle East, Russia/Ukraine and North Korea may all contribute to adverse developments in the global capital markets and the economy generally.

Regulatory compliance

While we are vigilant in our efforts to comply with applicable laws and regulations, it remains a significant operational challenge for banks to meet all requirements, in particular within the strict timelines. ING faces the risk of failures in compliance, including in areas where the applicable regulations are unclear, subject to multiple interpretations or under development, are in conflict with each other, or where regulators revise their guidance or courts overturn previous rulings. Implementing the processes and procedures necessary for effective compliance has significant implications for IT systems and data, as people with the necessary knowledge and skills are scarce.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	2

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Compliance with applicable laws and regulations is resources-intensive, changes in laws and regulations may materially increase costs and the consequences of non-compliance with applicable laws and regulations may be significant. We expect the scope and extent of regulation in the jurisdictions in which we conduct our business, as well as regulatory oversight and supervision, to generally continue to increase. However, we cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition. Regulation is becoming increasingly more extensive and complex and the industries in which we operate are increasingly coming under the scrutiny of regulators, and affected companies, including ING, are required to meet the demands, which often necessitate additional resources. These regulations can limit our activities, among others, through stricter net capital, customer protection and market conduct requirements and restrictions on the businesses in which we can operate or invest.

Cybercrime and data privacy

Like other financial institutions and global companies, we are regularly the target of cyber-attacks. In particular, threats from Distributed Denial of Service (‘DDoS’), targeted attacks (also called Advanced Persistent Threats) and Ransomware intensify worldwide, and attempts to gain unauthorised access and the techniques used for such attacks are increasingly sophisticated. We have faced, and expect to continue to face, an increasing number of cyber-attacks (both successful and unsuccessful) as we have further digitalized including by expanding our mobile- and other internet-based products and services, as well as our usage and reliance on cloud technology. In addition, due to our reliance on national critical infrastructure and interconnectivity with third-party vendors, exchanges, clearing houses, financial institutions and other third parties, we could be adversely impacted if any of them is subject to a successful cyber-attack or other information security event.

Cybersecurity and data privacy have become the subject of increasing legislative and regulatory focus. GDPR is an example of a regulation that was implemented in 2018. In certain locations where ING is active, there are additional regulatory requirements that must be followed for business conducted in that jurisdiction. We may become subject to new legislation or regulation concerning cybersecurity or the privacy of information we may store or maintain. Compliance with such legislation or regulation could increase the Group’s compliance costs and failure to comply with new and existing legislation or regulation could harm our reputation and could subject the Group to enforcement actions, fines and penalties.

While we take due care and have policies and processes to protect our customers, systems and networks, and strive to continuously monitor and develop them to protect our technology infrastructure and data, we continue to be vulnerable to misappropriation, unauthorised access, computer viruses or other malicious code, cyber-attacks and other external attacks or internal breaches that could have a security impact. These events could also jeopardise our confidential information or that of our clients or our counterparties and this could be exacerbated by the increase in data protection requirements as a result of GDPR. These events can potentially result in financial loss and harm to our reputation, hinder our operational effectiveness, result in regulatory censure, compensation costs or fines resulting from regulatory investigations and could have a material adverse effect on our business, reputation, revenues, results of operations, financial condition and prospects. Even when we are successful in defending against cyber-attacks, such defence may consume significant resources or impose significant additional costs on ING.

Other risks and uncertainties

Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability, solvency and liquidity of our business.

Factors such as interest rates, securities prices, credit ratings, credit spreads, liquidity spreads, exchange rates, discontinuation of or changes to ‘benchmark’ indices, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, political events and trends, climate change, terrorism, as well as inability to protect our intellectual property and infringement claims by third parties, to achieve our strategy or to retain key personnel may all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region.

Additional risks of which the Company is not presently aware, or that are currently viewed as less material than the risks described above, could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. For more information on risks, please refer to “Other information and appendices - Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2018.

ING Group consolidated results

ING Group evaluates the results of its Banking segments using a financial performance measure called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board and Management Board of ING Bank consider this measure to be relevant to an understanding of the Group's financial performance because it gives better insight into the commercial developments of the company.

Underlying result is a non-GAAP financial measure which is defined as result under IFRS-IASB, excluding the impact of the IFRS-EU ‘IAS 39 carve-out’ adjustment, divestments, special items and Insurance Other. The IFRS-EU ‘IAS 39 carve-out’ relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedged items (mortgages and savings).

Special Items include items of income and expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations. In calculating underlying result for its Banking segments, ING Group also uses the measures underlying net profit, underlying expenses, underlying cost/income ratio and underlying result before tax, each of which are also non-GAAP financial measures. The executive Board of ING Group and Management Board of ING Bank consider these measures to be meaningful as it helps investors to compare its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses.

The breakdown of underlying net result by segment and the reconciliation between IFRS-IASB and the underlying net result is included in Note 18 ‘Segments’.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	3

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

ING Group: Consolidated profit or loss account
in EUR million 6 month period (1 January to 30 June)	Total ING Group		of which: adjustment of the IFRS-EU 'IAS 39 carve out'		of which: Divestments / Special items		of which: Insurance Other		of which: Underlying Banking
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Net interest income	6,896	6,860	–57	15					6,953	6,845
Net fee and commission income	1,386	1,377						–2	1,386	1,378
Total investment and other income	–134	646	–1,036	–91				20	902	717
Total income	8,148	8,883	–1,093	–75				18	9,241	8,940
Expenses excl. Regulatory costs	4,626	4,441							4,626	4,441
Regulatory costs	612	591							612	591
Operating expenses	5,238	5,032							5,238	5,032
Gross result	2,910	3,851	–1,093	–75				18	4,003	3,908
Addition to loan loss provisions	416	200							416	200
Result before tax	2,493	3,651	–1,093	–75				18	3,586	3,708
Taxation	740	995	–243	–26				–0	983	1,021
Non-controlling interests	47	51							47	51
Net result ING Group	1,707	2,605	–850	–50				19	2,556	2,636

ING Group: reconciliation from IFRS-IASB to underlying result
6 month period (1 January to 30 June)	2019	2018
Net result ING Group	1,707	2,605
-/- Adjustment of the IFRS-EU 'IAS 39 carve-out'	–850	–50
-/- Insurance Other		19
Underlying net result Banking	2,556	2,636

ING recorded a net result of EUR 1,707 million in the first half of 2019, compared with EUR 2,605 million in the same period of 2018. This decrease in result was affected by EUR 800 million more negative fair value changes on derivatives (including a negative impact under net interest income of ending some hedge relationships) related to hedging mortgage and savings portfolios in the Benelux, Germany and Czech Republic. These negative fair value changes are mainly caused by changes in markets interest rates. No fair value hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB. Including the compensating positive hedge adjustment on those portfolios as applied under IFRS-EU, the net result decreased 3.7% to EUR 2,556 million compared with EUR 2,654 million in the same period of 2018, driven by continued business growth and despite lower results in Financial Markets. This was offset by increased operating expenses and higher risk costs.

In 2019, there were no results from Insurance Other as ING sold its last warrants related to its previous Insurance activities in November 2018. The result in the first six months of 2018 included a EUR 19 million net result from Insurance Other, reflecting the result on the warrants on the shares of Voya and NN Group.

There were no divestments or special items in the first six months of both 2019 and 2018.

ING’s underlying net result banking, which is the net result excluding the adjustment of the IFRS-EU ‘IAS 39 carve-out’ and Insurance Other, decreased 3.0% to EUR 2,556 million from EUR 2,636 million in the first six months of 2018.

Banking operations

Consolidated results of operations

Underlying net result of ING’s banking operations decreased to EUR 2,556 million from EUR 2,636 million in the same period of 2018. The underlying effective tax rate was 27.4% compared with 27.5% in the first half of 2018.

The underlying result before tax decreased 3.3% to EUR 3,586 million from EUR 3,708 million in the first half of 2018, as higher income could not compensate for higher expenses and risk costs. Income rose 3.4% driven by continued business growth, and despite weaker Financial Markets performance and margin pressure on customer deposits. Income in the first half of 2019 was furthermore supported by a one-off gain from the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra Bank and the recognition of a receivable related to the insolvency of a financial institution. Underlying operating expenses rose 4.1% on the first six months of 2018, and risk costs increased by EUR 216 million.

Total underlying income rose 3.4% to EUR 9,241 million from EUR 8,940 million in the first six months of 2018. Excluding the aforementioned one-off gain and receivable, income was 1.2% higher, despite weaker Financial Markets performance.

Net interest income rose by EUR 108 million, or 1.6%, to EUR 6,953 million in the first six months of 2019. The increase was driven by higher interest results on customer lending due to volume growth in both mortgages and other customer lending. The total lending margin was slightly higher compared with the same period a year ago, as the impact of an improved interest margin on residential mortgages was partially offset by lower margins on other customer lending, partly reflecting heightened competition in some of our markets. The interest result on customer deposits declined. This was fully caused by lower interest margins on both savings and current accounts, which were only partly offset by the impact of higher volumes (primarily in current accounts). The interest result of Financial Markets (which can be volatile), was relatively stable, while lower Treasury-

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	4

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

related interest results were largely oﬀ set by higher net interest income in the Corporate Line. ING’s overall net interest margin, which is defined as net interest income divided by the average balance sheet total, increased by 3 basis points to 1.54%, from 1.51% in the first half of 2018.

Net fee and commission income increased 0.6% to EUR 1,386 million from EUR 1,378 million one year ago. In Retail Banking, net fee and commission income increased in most of the Challengers & Growth Markets countries and the Netherlands, partly offset by declines in mainly Belgium, Turkey and Spain. Total fee income in Wholesale Banking decreased, despite the inclusion of Payvision as from the second quarter of 2018, mainly due to a lower number of syndicated deals in Lending and lower fees from Trade Finance Services. Total investment and other income rose by EUR 185 million to EUR 902 million in the first half of 2019, and was supported by a EUR 119 million gain from the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra Bank and the recognition of a EUR 79 million receivable related to the insolvency of a financial institution. Excluding these items, investment and other income declined by EUR 13 million, or -1.8%. Lower revenues in Wholesale Banking, notably due to weaker performance in Financial Markets as a result of negative model valuation adjustments and negative marked-to-market movements on some hedges, were largely offset by higher Treasury-related revenues which mainly supported Retail Banking.

Underlying operating expenses increased by EUR 206 million, or 4.1%, to EUR 5,238 million. Expenses in the first six months of 2019 included EUR 612 million of regulatory costs, while the same period of 2018 included EUR 591 million of regulatory costs. Expenses excluding regulatory costs rose by EUR 185 million, or 4.2%, to EUR 4,626 million. The increase was mainly caused by higher expenses for business growth and salary increases, higher KYC-related expenses as well as a provision related to the Agile transformation in Retail Germany, while 2018 included a release from a litigation provision in Luxembourg. These increases were partly offset by strict cost control and cost savings from the ongoing transformation programmes. The underlying cost/income ratio increased to 56.7% from 56.3% in the first half of 2018.

Net additions to loan loss provisions rose to EUR 416 million from EUR 200 million in the first half of 2018, when risk costs were positively affected by a net release in the Netherlands and several larger releases on individual files in Wholesale Banking. Overall the macroeconomic outlook has turned less positive. Risk costs were annualised 14 basis points of average customer lending compared with 7 basis points in the first half of 2018.

Retail Netherlands

As from 2019, Retail Netherlands includes the real estate finance portfolio to Dutch domestic midcorporates of EUR 11 billion. This portfolio was transferred from Wholesale Banking to define clearer roles and responsibilities. All comparative figures have been adjusted.

Underlying result before tax of Retail Netherlands decreased to EUR 1,132 million from EUR 1,362 million in the first six months of 2018, due to lower income, mainly reflecting lower margins on customer deposits and lower revenues from Treasury, combined with higher risk costs, which turned from a net release to a modest net addition in the first half of 2019.

Total underlying income decreased by EUR 141 million, or 5.9%, to EUR 2,260 million, compared with EUR 2,401 million in the first half of 2018. Net interest income declined 7.6%, reflecting lower allocated net interest income from Treasury, and lower margins on savings and current accounts. This was partly compensated by higher net interest income from mortgages stemming from improved margins. Customer lending increased by EUR 3.7 billion in the first half of 2019. Net core lending (which excludes Treasury products and a EUR 0.5 billion decline in the WUB run-off portfolio) grew by EUR 2.2 billion, of which EUR 0.9 billion was in residential mortgages and EUR 1.3 billion in business lending. Net customer deposits (excluding Treasury) grew by EUR 6.1 billion in the first half of 2019. Net fee and commission income increased by EUR 4 million, or 1.2%, while investment and other income was EUR 2 million lower.

Operating expenses declined by EUR 9 million, or 0.8%, to EUR 1,095 million compared with the first six months of 2018. This decline was mainly due to lower regulatory costs, which was partly by offset higher staff expenses. These higher staff expenses were partly related to the transformation programmes.

The net addition to loan loss provisions rose to EUR 33 million, or 4 basis points of average customer lending, in the first half of 2019, from a net release of EUR 65 million, or -8 basis points, in the same period of last year. Risk costs in the first half of 2019 were mainly related to a model update in the residential mortgage portfolio.

Retail Belgium

The underlying result before tax of Retail Belgium, which includes Luxembourg, increased to EUR 328 million from EUR 231 million in the first six months of 2018, due to higher income, lower expenses and a decline in risk costs.

The underlying income increased by EUR 46 million, or 3.8%, to EUR 1,259 million. Net interest income rose by EUR 61 million, or 6.8%. This increase reflected higher revenues from Treasury-related activities. Higher net interest income on customer lending was offset by lower revenues on savings and current accounts. Net core lending (excluding Treasury) grew by EUR 2.7 billion in the first half of 2019, of which EUR 0.7 billion was in residential mortgages and EUR 2.0 billion in other lending. Net customer deposits (excluding Treasury) grew by EUR 3.8 billion, predominantly in current accounts. Net fee and commission income declined by EUR 13 million, or 6.5%, mainly due to lower fee income on investment products.

Operating expenses fell by EUR 30 million, or 3.3%, to EUR 873 million compared with the first six months of 2018. This decline mainly reflects lower staff-related expenses stemming from the transformation programmes (including the successful integration of Record Bank in ING Belgium), and more than compensated for higher regulatory costs.

The net addition to the provision for loan losses decreased to EUR 58 million, or annualised 13 basis points of average customer lending, from EUR 78 million in the first half of 2018. The decline in risk costs was mainly in business lending.

Retail Germany

Retail Germany, which includes Austria, recorded a first-half 2019 underlying result before tax of EUR 449 million, up 6.1% from 423 million in the first half of 2018. This increase was primarily due to higher income and a net release in risk costs following a model update for mortgages, partly offset by a provision for Agile transformation in Germany.

The underlying income increased to EUR 1,005 million, or 4.7%, from EUR 960 million the first six months of 2018. Net interest income decreased 7.1% to EUR 796 million, due to accounting asymmetry in Treasury (with an offset in other income). Excluding Treasury, net interest income rose by EUR 17 million driven by selective lending growth focused on better margin. Net core lending, which excludes Treasury products, increased by EUR 1.3 billion, of which EUR 1.0 billion was in residential mortgages and EUR 0.3 billion in consumer lending. Net customer deposits (excluding Treasury) decreased by EUR 0.5 billion due to some anticipated savings outflow after a promotional savings campaign in the fourth quarter of 2018.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	5

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Net fee and commission income increased by EUR 30 million to EUR 123 million, due to higher fee income on mortgages and investment products. Investment and other income increased by EUR 76 million due to the aforementioned accounting asymmetry in Treasury revenues.

Operating expenses increased by EUR 55 million, or 10.5%, to EUR 579 million compared with the first half of 2018. The increase was mainly due to a restructuring provision related to the completion of ING’s Agile transformation in Germany, higher investments to accelerate the acquisition of primary customers and the launch of Interhyp in Austria.

The net addition to the provision for loan losses turned to a net release of EUR 23 million, or -5 basis points of average customer lending, in the first half of 2019, compared with a net addition of EUR 13 million, or 3 basis points, in the same period of last year. The net release in the first half of 2019 mainly reflects model updates for mortgages.

Retail Other Challengers & Growth Markets

Retail Other Challengers & Growth Markets’ underlying result before tax decreased to EUR 438 million from EUR 460 million in the first six months of 2018, reflecting higher risk costs as income growth outpaced higher expenses.

The underlying income increased by EUR 104 million, or 6.6%, to EUR 1,687 million from EUR 1,583 million in the first six months of last year. This was driven by continued strong revenue growth across most of the  countries, reflecting higher volumes at improved margins and the sale of a non-performing loan portfolio in Spain in the first half of 2019. The net production in customer lending (adjusted for currency effects and Treasury) was EUR 3.8 billion in the first half of 2019, with growth mainly in Poland, Spain and Australia, while lending in Turkey declined. The net inflow in customer deposits, also adjusted for currency impacts and Treasury, was EUR 4.8 billion, with largest increases in Spain, Australia and Poland.

Operating expenses increased by EUR 60 million, or 6.0%, to EUR 1,061 million compared with the first half of 2018, mainly explained by business growth in most countries, KYC-related expenses and higher regulatory costs.

The net addition to loan loss provisions increased by EUR 66 million on the first half of 2018 to EUR 187 million, or annualised 40 basis points of average customer lending. The increase mainly reflects model updates in Spain, Romania and Australia, as well as negative risk migration in Turkey and Poland.

Wholesale Banking

Following the Wholesale Banking strategic review in 2018, the product split in Wholesale Banking has changed in 2019 to better reflect how the business is managed. The most important change is that most of the lending activities are now concentrated under the new product group ‘Lending’. The main exception is Trade & Commodity Finance, which, together with Transaction Services, is included in the product group ‘Daily Banking & Trade Finance’. Furthermore, the real estate finance portfolio related to Dutch domestic mid-corporates (which had been included under Industry Lending) has been transferred to Retail Netherlands to define clearer roles and responsibilities. All comparative figures have been adjusted.

In the first six months of 2019, the underlying result before tax dropped 22.7% to EUR 1,018 million from EUR 1,317 million in the same period last year. The decline was mainly caused by higher risk costs (compared with a relatively low level one year ago) and lower revenues in Financial Markets and Treasury & Other. These negative impacts were partly offset by continued volume growth in Lending and improved margins in Daily Banking & Trade Finance.

Underlying income declined by EUR 112 million, or 4.1%, to EUR 2,618 million in the first half of 2019, mainly due to negative valuation adjustments in Financial Markets and lower revenues in Treasury & Other. This was partly offset by higher income in Lending and Daily Banking & Trade Finance.

Net interest income increased by EUR 38 million, or 2.1%, on the first six months of 2018, mainly driven by continued volume growth in Lending at slightly lower margins and higher interest results in Daily Banking & Trade Finance, especially in Payments & Cash Management and Bank Mendes Gans. This was partly offset by lower interest results in Treasury & Other. Net core lending (excluding currency impacts, Treasury and the Lease run-off portfolio) grew by EUR 6.2 billion in the first half of 2019. Net customer deposits (excluding currency impacts and Treasury) rose by EUR 2.3 billion.

Net fee and commission income decreased by EUR 10 million, or 1.8%, on last year, mainly in Lending due to lower deal activity in the first half of 2019. Investment and other income fell to EUR 248 million from EUR 389 million in the first half of 2018, mainly due to lower revenues in Financial Markets, primarily from negative model valuation adjustments and negative market-to-market movements on hedges.

Operating expenses were EUR 1,438 million, or 5.7% higher than in the first half of 2018. Excluding regulatory costs (EUR 143 million in the first half of 2019 versus EUR 120 million one year ago), operating expenses increased by EUR 55 million, or 4.4%. The increase was mainly explained by the release of a legal provision in the first half of 2018, the inclusion of Payvision as from the second quarter of 2018 and higher KYC-related costs, partly offset by the impact of strict cost control.

Net addition to loan loss provisions rose to EUR 162 million, or annualised 18 basis points of average customer lending, from EUR 53 million, or 6 basis points, in the first half of 2018. The increase was predominantly in individual Stage 3 provisions and mainly attributable to a few larger clients, whereas the first half of 2018 included several larger releases on individual files.

Corporate Line

The Corporate Line reported an underlying result before tax of EUR 221 million compared with EUR –85 million in the first half of 2018. Total income improved to EUR 413 million from EUR 54 million a year ago, supported by a EUR 119 million gain on the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra Bank and the recognition of a EUR 79 million receivable related to the insolvency of a financial institution. Excluding both items, income rose by EUR 161 million, primarily due to higher income from foreign currency exchange ratio hedging. Operating expenses increased to EUR 192 million from EUR 139 million in the first half of 2018, mainly due to higher shareholders and KYC-related expenses, whereas the previous year included a release of a specific provision.

ING Group statement of financial position (‘balance sheet’)

ING Group’s total balance sheet increased by EUR 25 billion to EUR 910 billion at 30 June 2019 from EUR 885 billion at 31 December 2018.

Cash and balances with central banks

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	6

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Cash and balances with central banks increased by EUR 2 billion to EUR 52 billion.

Loans and advances to banks and deposits from banks

Loans and advances to banks increased by EUR 4 billion to EUR 35 billion. Deposits from banks were EUR 1 billion higher.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss decreased by EUR 2 billion to EUR 119 billion, due to EUR 6 billion lower reverse repo activity mandatorily recorded at fair value through profit or loss, partly offset by EUR 4 billion higher trading assets. On the liability side Financial liabilities at fair value through profit or loss increased by EUR 7 billion to EUR 99 billion, mainly caused by EUR 4 billion higher repo activity designated at fair value through profit or loss and EUR 2 billion higher trading liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income remained flat at EUR 31 billion, as EUR 1 billion higher debt securities at fair value through other comprehensive income was offset by EUR 1 billion lower equity securities at fair value through OCI. The decrease of equity securities included the impact of the sale of our stake in Kotak Mahindra Bank, which took place in the first quarter.

Securities at amortised costs

Securities at amortised costs decreased by EUR 1 billion to EUR 46 billion versus 31 December 2018.

Loans and advances to customers

Loans and advances to customers increased by EUR 17 billion to EUR 607 billion from EUR 590 billion at 31 December 2018 due to an increase in customer lending. Adjusted for currency/other impacts, a EUR 2 billion increase in short-term Treasury lending and a EUR 1 billion decline of the WUB and Lease run-off portfolio, net core lending increased by EUR 16 billion, of which EUR 5 billion was in residential mortgages and EUR 11 billion in other customer lending.

Property and equipment

Property and equipment increased by EUR 1 billion to EUR 3 billion, almost fully due to the impact of IFRS 16 ‘Leases’, which came into effect as per 1 January 2019.

Other assets/liabilities

Other assets increased by EUR 3 billion mainly due to a higher amount of financial transactions pending settlement. Other liabilities increased by EUR 3 billion, mirroring the development in unsettled balances of financial transactions on the asset side.

Assets held for sale

Assets held for sale were EUR 1 billion and reflect the intended sale of an Italian lease run-off portfolio. The sale of this portfolio, for which an agreement had been reached in December 2018, was completed on 1 July 2019.

Customer deposits

Customer deposits increased by EUR 15 billion to EUR 571 billion. Adjusted for currency impacts and Treasury, net customer deposits grew by EUR 16 billion in the first half of 2019, predominantly due to higher customer deposits at Retail Banking reflecting ING Bank’s strength as a deposit gatherer.

Debt securities in issue

Debt securities in issue decreased by EUR 1 billion to EUR 119 billion, caused by a EUR 6 billion decrease of CD/CPs related to active liquidity management. Other (mainly long-term) debt securities increased by EUR 6 billion mainly due to new issuances in the first half of 2019 (including TLAC/MREL eligible securities).

Subordinated loans

Subordinated loans remained flat at EUR 14 billion, as new issuances in February were offset by redemptions in June.

Shareholders’ equity

Shareholders’ equity increased by EUR 0.8 billion to EUR 49.9 billion from EUR 49.0 billion at 31 December 2018. The increase was mainly caused by a EUR 0.8 billion increase in the cash flow hedge reserve. The EUR 1.7 billion net result for the first half of 2019, was offset by the EUR 1.7 billion payment of the final dividend for the year 2018.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	7

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Condensed consolidated statement of financial position

as at	30 June 2019	31 December 2018
in EUR million
Assets
Cash and balances with central banks	52,171	49,987
Loans and advances to banks	34,584	30,422
Financial assets at fair value through profit or loss 2	118,928	120,486
Financial assets at fair value through other comprehensive income 3	31,294	31,223
Securities at amortised cost 4	45,970	47,276
Loans and advances to customers 5	607,081	589,653
Investments in associates and joint ventures	1,317	1,203
Property and equipment	2,825	1,659
Intangible assets	1,917	1,839
Current tax assets	392	202
Deferred tax assets	950	958
Other assets	11,363	8,433
Assets and liabilities held for sale 6	1,154	1,262
Total assets	909,945	884,603

Liabilities
Deposits from banks	38,095	37,330
Customer deposits	571,001	555,729
Financial liabilities at fair value through profit or loss 7	99,448	92,693
Current tax liabilities	487	822
Deferred tax liabilities	121	180
Provisions	853	1,011
Other liabilities	16,084	13,510
Debt securities in issue 8	118,929	119,751
Subordinated loans 9	14,205	13,724
Total liabilities	859,222	834,751

Equity 10
Share capital and share premium	17,116	17,088
Other reserves	4,218	3,621
Retained earnings	28,528	28,339
Shareholders’ equity (parent)	49,862	49,049
Non-controlling interests	862	803
Total equity	50,723	49,851

Total liabilities and equity	909,945	884,603

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting policies, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	8

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Condensed consolidated statement of profit or loss

6 month period	1 January to 30 June
in EUR million	2019	2018
Continuing operations
Interest income using effective interest rate method	12,799	12,399
Other interest income	1,434	1,073 [1]
Total interest income	14,233	13,472

Interest expense using effective interest rate method	–5,880	–5,435
Other interest expenses	–1,457	–1,177 [1]
Total interest expense	–7,337	–6,612

Net interest income 11	6,896	6,860

Net fee and commission income 12	1,386	1,377
Valuation results and net trading income	–489	393
Investment income	58	102
Other income [2] 13	296	151
Total income	8,148	8,883

Addition to loan loss provisions	416	200
Staff expenses 14	2,811	2,723
Other operating expenses 15	2,427	2,309
Total expenses	5,654	5,232

Result before tax from continuing operations	2,493	3,651

Taxation	740	995
Net result from continuing operations	1,754	2,656

Net result (before non-controlling interests)	1,754	2,656
Net result attributable to Non-controlling interests	47	51
Net result attributable to Equityholders of the parent	1,707	2,605

1 Includes a reclassification of EUR 378 million in the six month period to 30 June 2018, from Other interest income to Other interest expense, to align with the current gross presentation of Other interest income and Other interest expense that was previously netted.

2 Other income includes Result from associates and joint ventures, Net operating lease income, Net result on derecognition of financial assets at amortised cost, and Other.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting policies, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	9

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

6 month period	1 January to 30 June
in EUR million	2019	2018
Net result attributable to Non-controlling interests
from continuing operations	47	51
from discontinued operations
	47	51
Net result attributable to Equityholders of the parent
from continuing operations	1,707	2,605
from discontinued operations
	1,707	2,605

6 month period	1 january to 30 June
in EUR million	2019	2018
Earnings per ordinary share 16
Basic earnings per ordinary share	0.44	0.67
Diluted earnings per ordinary share	0.44	0.67

Earnings per ordinary share from continuing operations 16
Basic earnings per ordinary share from continuing operations	0.44	0.67
Diluted earnings per ordinary share from continuing operations	0.44	0.67

Dividend per ordinary share 17	0.24	0.24

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting policies, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	10

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Condensed consolidated statement of comprehensive income

6 month period	1 January to 30 June
in EUR million	2019	2018
Net result (before non-controlling interests)	1,754	2,656

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use	36	–2
Remeasurement of the net defined benefit asset/liability	–23	6
Net change in fair value of equity instruments at fair value through other comprehensive income	201	–161
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss	–91	75

Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at fair value through other comprehensive income	1	–51
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	–36	–56
Changes in cash flow hedge reserve	861	164
Exchange rate differences	–116	–304
Share of other comprehensive income of associates and joint ventures and other income	–2	4
Total comprehensive income	2,585	2,331

Comprehensive income attributable to:
Non-controlling interests	86	29
Equity holders of the parent	2,500	2,301
	2,585	2,331

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.
ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	11

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Condensed consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders' equity (parent)	Non- controlling interests	Total equity
Balance as at 31 December 2018	17,088	3,621	28,339	49,049	803	49,851

Net change in fair value of equity instruments at fair value through other comprehensive income		–123	322	199	2	201
Net change in fair value of debt instruments at fair value through other comprehensive income		0		0	0	1
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		–34		–34	–1	–36

Changes in cash flow hedge reserve		830		830	31	861
Realised and unrealised revaluations property in own use		29	7	36	–0	36
Remeasurement of the net defined benefit asset/liability		–23		–23	–	–23
Exchange rate differences and other		–121		–121	6	–116
Share of other comprehensive income of associates and joint ventures and other income		127	–129	–2	0	–2
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		–91		–91	–	–91
Total amount recognised directly in other comprehensive income net of tax	–	593	200	793	38	832
Net result	–	–	1,707	1,707	47	1,754
Total comprehensive income net of tax	–	593	1,906	2,500	86	2,585

Dividends	–	–	–1,714	–1,714	–27	–1,741
Changes in treasury shares	–	3	–	3	–	3
Employee stock option and share plans	27	–	–3	25	0	25
Balance as at 30 June 2019	17,116	4,218	28,528	49,862	862	50,723

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	12

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders' equity (parent)	Non- controlling interests	Total equity
Balance as at 31 December 2017	17,045	4,362	27,022	48,429	715	49,144
Effect of change in accounting policy		–604	–390	–994	–14	–1,008
Balance as at January 2018	17,045	3,759	26,632	47,435	700	48,136

Net change in fair value of equity instruments at fair value through other comprehensive income		–165	4	–161		–161
Net change in fair value of debt instruments at fair value through other comprehensive income		–52		–52	1	–51
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		–55		–55	–2	–56

Changes in cash flow hedge reserve		159		159	5	164
Realised and unrealised revaluations property in own use		–2		–2		–2
Remeasurement of the net defined benefit asset/liability		6		6		6
Exchange rate differences and other		–278		–278	–26	–304
Share of other comprehensive income of associates and joint ventures and other income		95	–91	4		4
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		75		75		75
Total amount recognised directly in other comprehensive income net of tax		–216	–87	–303	–22	–326
Net result			2,605	2,605	51	2,656
Total comprehensive income net of tax		–216	2,518	2,301	29	2,331

Dividends			–1,673	–1,673	–27	–1,700
Changes in treasury shares		–6		–6		–6
Employee stock option and share plans	43		–7	36		36
Changes in the composition of the group and other changes 1			–96	–96	31	–65
Balance as at 30 June 2018	17,088	3,536	27,374	47,998	734	48,732

1 Includes an amount for the initial recognition of the redemption liability related to the acquisition of Payvision Holding B.V. And Makelaarsland B.V. that reduces the Retained earnings of the Group. Future remeasurements of the redemption liability are recognised in the statement of profit or loss.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	13

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Condensed consolidated statement of cash flows

		1 january to 30 June
in EUR million		2019	2018
Cash flows from operating activities
Result before tax		2,493	3,652
Adjusted for:	– Depreciation and amortisation	388	267
	– Addition to loan loss provisions	416	200
	– Other	53	–54
Taxation paid		–1,583	–834
Changes in:	– Net change in Loans and advances to/from banks, not available/payable on demand	–3,434	1,009
	– Net change in Trading assets and Trading liabilities	–1,707	6,138
	– Loans and advances to customers	–17,670	–24,078
	– Customer deposits	15,297	19,842
	– Other	9,502	–9,272
Net cash flow from/(used in) operating activities		3,754	–3,130

Cash flows from investing activities
Investments and advances:	- Acquisition of subsidiaries, net of cash acquired	–17	–111
	- Associates and joint ventures	–60	–47
	- Financial assest at fair value through other comprehensive income	–7,765	–3,385
	- Securities at amortised cost	–6,395	–9,887
	– Property and equipment	–135	–133
	– Other investments	–184	–162
Disposals and redemptions:	– Associates and joint ventures	6	54
	- Financial assest at fair value through other comprehensive income	8,982	9,032
	- Securities at amortised cost	7,441	9,104
	– Property and equipment	71	5
	– Loans sold	401
	– Other investments	1	7
Net cash flow from/(used in) investing activities		2,346	4,477

Cash flows from financing activities
Proceeds from debt securities		54,835	72,330
Repayments of debt securities		–57,088	–53,923
Proceeds from issuance of subordinated loans		1,089	1,746
Repayments of subordinated loans		–933	–1,909
Repayments of principal portion of lease liabilities		–123	n/a
Purchase/sale of treasury shares		8	7
Dividends paid		–1,714	–1,673
Net cash flow from/(used in) financing activities		–3,926	16,578

Net cash flow		2,174	17,925

Cash and cash equivalents at beginning of year		47,529	18,977
Effect of exchange rate changes on cash and cash equivalents		–53	206
Cash and cash equivalents at end of the period		49,650	37,108

The table below presents the composition of Cash and cash equivalents.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	14

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Condensed consolidated statement of cash flows - continued

	30 June 2019	30 June 2018
Treasury bills and other eligible bills	94	248
Deposits from banks/Loans and advances to banks	–2,615	–1,416
Cash and balances with central banks	52,171	38,276
Cash and cash equivalents at end ofthe period	49,650	37,108

The table below presents the Interest and dividend received and paid.

	1 January to 30 June
	2019	2018
Interest received	14,784	13,447
Interest paid	–7,575	–7,005
	7,208	6,442

Dividend received[1]	67	67
Dividend paid	–1,714	–1,673

1    Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, and from Investments in associates and joint ventures. Dividend paid and received from trading positions have been included.

Interest received, interest paid and dividends received are included in operating activities in the Consolidated statement of cash flows. Dividend paid is included in financing activities in the Consolidated statement of cash flows.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	15

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Notes to the Condensed consolidated interim accounts

Amounts in millions of euros, unless stated otherwise

Notes to the accounting policies

Reporting entity

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Condensed consolidated interim accounts, as at and for the six months ended 30 June 2019, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

Basis of preparation of the Condensed consolidated interim accounts

The ING Group Condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The accounting principles used to prepare these Condensed consolidated interim accounts comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and are consistent with those set out in the notes to the 2018 Consolidated financial statements as included in the Annual Report on Form 20-F of ING Group except for the adoption of IFRS 16 ‘Leases’ as set out in Note 1 ‘Accounting policies’.

These Condensed consolidated interim accounts should be read in conjunction with ING Group’s 2018 Consolidated financial statements as included in the Form 20-F.

International Financial Reporting Standards as issued by the IASB provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as issued by the IASB and its decision on the options available are set out in the section ‘Principles of valuation and determination of results’ in the 2018 Annual Report on Form 20-F.

IFRS-EU refers to International Financial Reporting Standards as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. The published 2018 Consolidated annual accounts of ING Group are presented in accordance with IFRS-EU. The annual accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS 9, the IAS 39 hedge accounting principles can be applied.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve-out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different equity and net result amounts compared to those indicated in these Condensed consolidated interim accounts. A reconciliation between IFRS-IASB and IFRS-EU is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Reconciliation shareholder’s equity and net result under IFRS-EU and IFRS-IASB:

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	Total Equity
	30 June 2019	31 December 2018
In accordance with IFRS-EU	52,598	50,932
Adjustment of the EU IAS 39 carve-out	–3,560	–2,460
Tax effect of the adjustment	823	577
Effect of adjustment after tax	–2,737	–1,883

Shareholders’ equity	49,862	49,049
Non-voting equity securities
Non-controlling interests	862	803
In accordance with IFRS-IASB Total Equity	50,723	49,851

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	16

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Reconciliation net result under IFRS-EU and IFRS-IASB
	Total net result
	1 January to 30 June
	2019	2018
In accordance with IFRS-EU	2,556	2,654
Adjustment of the EU IAS 39 carve-out	–1,093	–75
Tax effect of the adjustment	243	26
Effect of adjustment after tax	–850	–50

In accordance with IFRS-IASB (attributable to the equityholders of the parent)	1,707	2,605
Non-controlling interests	47	51
In accordance with IFRS-IASB net result	1,754	2,656

In the first six months of 2019 interest rates decreased significantly, resulting in a positive hedge accounting impact related to the EU IAS 39 carve-out. The difference in net result is fully reflected in the segment Wholesale Banking.

Certain amounts recorded in the Condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

The ING Group Condensed consolidated interim accounts have been prepared on a going concern basis.

Amounts may not add up due to rounding.

1 Accounting policies

ING Group has consistently applied its accounting policies to all periods presented in these Condensed consolidated interim accounts, except for changes in IFRS 16 that became effective in 2019.

Major new IFRSs
A number of new or amended standards and an IFRIC interpretation became applicable for the current reporting period. ING Group changed its accounting policies as a result of adopting IFRS 16.

The impact of the adoption of IFRS 16 is disclosed in Note 1a ‘IFRS 16 – Impact of adoption’ and the new IFRS 16 accounting policies are disclosed in note 1b ‘IFRS 16 - Accounting policies applied from 1 January 2019’. The other amendments did not have a significant impact on the Group’s accounting policies.

ING Group has not early adopted any standard, interpretation or amendment which has been issued, but is not yet effective.

Upcoming changes in IFRS
There are no upcoming changes in IFRSs that will significantly impact the accounting policies of ING Group.

Changes to accounting policies in 2019

IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and endorsed by the EU in October 2017. IFRS 16 replaces IAS 17 ‘Leases’, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases- Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. ING Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the Standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening statement of financial position on 1 January 2019.

1.a)  IFRS 16 – Impact of adoption

Transition

For lessee accounting, the new Standard removes the distinction between operating and finance leases. All leases are recognized on the statement of financial position with exemptions for short-term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops).

There is no significant impact of the adoption of IFRS 16 on ING Group’s Net Result, Comprehensive income and Shareholders’ equity on transition. This follows ING Group’s implementation decision where the value of the right-of-use asset is based on the value of the lease liability, adjusted for any previously recognized prepaid and/or accrued lease payments on that lease contract, as is permitted under the Standard.

On transition to IFRS 16, ING recognised lease liabilities of EUR 1,301 million and right-of-use assets of EUR 1,279 million equal to the lease liability adjusted for any previously recognised prepaid or accrued lease payments on that lease.

The weighted average incremental borrowing rate applied to lease liabilities recognised in the statement of financial position at the date of initial application is 2.47%.

The following table reconciles the future rental commitments for operating lease contracts under IAS 17 to the lease liability under IFRS 16 on transition to IFRS 16 as of 1 January 2019:

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	17

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

1 January 2019
Future rental commitments for operating lease contract disclosed under IAS 17 as at 31 December 2018	1,378
(Less) discounting effect using ING’s incremental borrowing rate at 1-1-2019	–108
(Less) recognition exemption for short-term leases	–16
(Less) recognition exemption for low value assets	–3
(Less) non-lease components of a contract	–78
Add extension and termination options reasonably certain to be exercised	143
(Less) variable lease payments based on an index or a rate	–15
Lease liability recognised under IFRS 16 at 1 January 2019	1,301

In applying IFRS 16 for the first time, ING Group has used the following practical expedients permitted by the Standard:

•          Reliance on previous assessments whether a contract is, or contains a lease at the date of initial application;

•          The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•          Reliance on previous assessments on whether leases are onerous;

•          The accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases;

•          The exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•          The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

1.b) IFRS 16 - Accounting policies applied from 1 January 2019

A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a corresponding liability representing its obligation to make lease payments at the date at which the leased asset is available for use by ING Group. Each lease payment is allocated between the liability and finance cost. The finance costs are charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•          Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•          Variable lease payments that are based on an index or a rate;

•          Amounts expected to be payable by the lessee under residual value guarantees;

•          The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•          Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. This rate is approximated by using the risk free rate applicable to the lease term, the currency of the lease payment and jurisdiction, with the Fund Transfer Pricing (FTP) rate as an add-on. The FTP rate is used to transfer interest rate risk and funding and liquidity risk positions between the ING Group business and treasury departments. It is determined by either ING Group or Local Asset and Liability Committee (ALCO).

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise mainly IT-equipment (for example mobile phones or laptops) and small items of office furniture.

The right-of-use asset is included in the statement of financial position line-item ‘Property and equipment’, the lease liability is included in the statement of financial position line-item ‘Other liabilities’.

1.c) Leases prior to 1 January 2019 under IAS 17

The comparative figures presented are accounted for using the previous Standard, IAS 17 ‘Leases’. Under this Standard a distinction is made between finance leases and operating leases. A lease is considered a finance lease if it transfers substantially all risks and rewards of the ownership of the asset. All other leases are operating leases.

Leases entered into by ING Group as a lessee are primarily operating leases. The total payments under operating leases are recognised in the statement of profit or loss on a straight-line basis over the period of the lease.

When ING Group acts as a lessor these are mainly finance leases. The present value of the lease payments is recognised as a receivable under Loans and advances to customers or Loans and advances to banks. The difference between the gross receivable and the present value of the receivable is unearned finance lease income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	18

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Notes to the Condensed consolidated statement of financial position

2 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
	30 June 2019	31 December 2018
Trading assets	54,212	50,152
Non-trading derivatives	2,397	2,664
Designated at fair value through profit or loss	2,944	2,887
Mandatorily measured at fair value through profit or loss	59,376	64,783
	118,928	120,486

Trading assets and Trading liabilities include assets and liabilities that are classified under IFRS as Trading, but are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets.

A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting). Although these are presented as Trading under IFRS, these are directly related to services to ING’s customers.

Loans and receivables in the trading portfolio mainly relate to reverse repurchase agreements, which are comparable to collateralised lending. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not always allow netting of these positions in the statement of financial position.

Reference is made to Note 7 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities

Financial assets ‘Mandatorily measured at fair value through profit or loss’ mainly include reverse repurchase agreements. The related repurchase financial liabilities are classified as financial liabilities ‘Designated at fair value through profit or loss’.

3 Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
	30 June 2019	31 December 2018
Equity securities	2,551	3,228
Debt securities[1]	26,776	25,616
Loans and advances[1]	1,967	2,379
	31,294	31,223

1  Debt securities include an amount of loan loss provisions of EUR -8 million (31 December 2018: EUR -6 million) and the Loans and advances includes an amount of loan loss provision of EUR -4 million (31 December 2018: -5 million).

Exposure to equity securities

Equity securities designated as at fair value through other comprehensive income
	Carrying value	Dividend income
	30 June 2019	30 June 2019
Investment in Bank of Beijing	2,080
Other Investments	471	5
	2,551	5

For strategic equity securities, ING decided to apply the option to irrevocably designate these investments at fair value through other comprehensive income, instead of the IFRS 9 default measurement of fair value through profit or loss.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	19

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Changes in fair value through other comprehensive income financial assets

The following table presents changes in fair value of equity securities and debt instruments at fair value through other comprehensive income.

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments[1]		Total
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Opening balance as at 1 January	3,228	3,983	27,995	65,747	31,223	69,730
Effect of changes in accounting policy		–184		–31,945		–32,129
Additions	9	33	7,756	10,486	7,764	10,518
Amortisation			–2	–12	–2	–12
Transfers and reclassifications	0	1	0	1	0	2
Changes in unrealised revaluations[2]	241	–463	972	–660	1,213	–1,123
Impairments			–3		–3
Reversals of impairments			1	16	1	16
Disposals and redemptions	–943	–178	–8,039	–15,478	–8,982	–15,656
Exchange rate differences	16	35	63	–159	79	–124
Changes in the composition of the group and other changes		0	1	1	1	1
Closing balance	2,551	3,228	28,744	27,995	31,294	31,223

1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances
2 Changes in unrealised revaluations include changes on hedged items which are recognised in the statement of profit or loss.

Following a partial divestment in Q4 2018, ING sold its last tranche of shares in India’s Kotak Mahindra Bank (Kotak) in the first quarter of 2019 for EUR 923 million. The transaction, for a stake of 3.07%, concludes the divestment process.

Reference is made to Note 10 ‘Equity’ for information on ING’s equity reserves following the full divestment of the Kotak stake held by ING.

Reference is made to Note 4 ‘Securities at amortised cost’ for details on ING Group’s exposure to debt securities.

4 Securities at amortised cost

Securities at amortised cost
	30 June 2019	31 December 2018
Debt securities at amortised cost	45,970	47,276
	45,970	47,276

Exposure to debt securities
ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Debt securities
	30 June 2019	31 December 2018
Debt securities at fair value through other comprehensive income	26,776	25,616
Debt securities at amortised cost	45,970	47,276
Debt securities at fair value through other comprehensive income and amortised cost	72,747	72,893

Trading assets	8,409	5,213
Debt securities at fair value through profit or loss	3,196	3,218
Financial assets at fair value through profit or loss	11,605	8,431
	84,352	81,323

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	20

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR 75,943 million (31 December 2018: EUR 76,111 million) is specified as follows:

Debt securities by type of exposure
	Debt Securities at FVPL		Debt Securities at FVOCI		Debt Securities at AC		Total
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Government bonds	329	142	17,609	15,580	24,260	24,659	42,198	40,381
Sub-sovereign, Supranationals and Agencies	495	467	5,988	5,928	10,722	11,244	17,205	17,639
Covered bonds			1,600	2,245	6,985	6,722	8,585	8,967
Corporate bonds	21	23	393	485	179	765	593	1,273
Financial institutions bonds	1,415	1,527	371	460	2,405	2,415	4,192	4,402
ABS portfolio	935	1,059	823	924	1,428	1,483	3,187	3,466
	3,196	3,218	26,785	25,622	45,979	47,288	75,960	76,128
Loan loss provisions			–8	–6	–9	–11	–17	–17
Bond portfolio	3,196	3,218	26,776	25,616	45,970	47,276	75,943	76,111

Approximately 99% (2018: 99%) of the exposure in the ABS portfolio is externally rated AAA, AA or A. There are no borrowed debt securities recognised in the statement of financial position.

5 Loans and advances to customers

Loans and advances to customers by type
	Total
	30 June 2019	31 December 2018
Loans to, or guaranteed by, public authorities	43,968	41,803
Loans secured by mortgages	342,731	337,379
Loans guaranteed by credit institutions	3,107	3,095
Personal lending	25,954	24,867
Corporate loans	195,801	187,000
	611,562	594,144

Loan loss provisions	–4,481	–4,491
	607,081	589,653

As at 30 June 2019, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 1,416 million (2018: EUR 266 million).

Loans and advances to customers by subordination
	30 June 2019	31 December 2018
Non-subordinated	606,974	589,533
Subordinated	107	120
	607,081	589,653

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	21

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

The following table show the reconciliations from the opening to the closing balance of the loan loss provisions.

Changes in Loan loss provisions
	12-month ECL (Stage 1)	Lifetime ECL not credit impaired (stage 2)	Lifetime ECL credit impaired (stage 3)	Purchased and originated credit impaired	Total¹
Opening balance as at 1 January 2019	501	925	3,139	2	4,568
Transfer into 12-month ECL	30	–208	–11		–190
Transfer into lifetime ECL not credit impaired	–38	283	–61		184
Transfer into lifetime ECL credit impaired	–2	–82	453		369
Net remeasurement of loan loss provision	–47	27	145		124
New financial assets originated or purchased	116				116
Financial assets that have been derecognised	–50	–75	–64		–188
Changes in models	–
Increase in loan loss provisions	10	–55	462		416
Write-offs		–2	–422		–424
Recoveries of amounts previously written off			31		31
Foreign exchange and other movements	–3	–4	–36	0	–43
Closing balance as at 30 June 2019	507	864	3,175	2	4,548

1   As at 30 June 2019, the stock of provisions included provisions for loans and advances to central banks (EUR  1 million), loans and advances to banks (EUR  9 million), financial assets at FVOCI (EUR  13 million), securities at amortised cost (EUR  9 million), provisions for loans and advances to customers (EUR  4,481 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (EUR  36 million).

Changes in Loan loss provisions¹
	12-month ECL (Stage 1)	Lifetime ECL not credit impaired (stage 2)	Lifetime ECL credit impaired (stage 3)	Purchased and originated credit impaired	Total²
Opening balance as at 1 January 2018 IAS 39					4,521
Effect of changes in accounting policy					795
Opening balance as at 1 January 2018	438	955	3,916	7	5,316
Transfer into 12-month ECL	19	–206	–23		–209
Transfer into lifetime ECL not credit impaired	–62	501	–56		383
Transfer into lifetime ECL credit impaired	–7	–86	707		615
Net remeasurement of loan loss provision	17	–55	312		274
New financial assets originated or purchased	213				212
Financial assets that have been derecognised	–101	–145	–341		–588
Changes in models
Increase in loan loss provisions	80	9	599		688
Write-offs			–1,043		–1,044
Recoveries of amounts previously written off			53		53
Foreign exchange and other movements	–18	–38	–386	–4	–446
Closing balance as at 31 December 2018	501	925	3,139	2	4,568

1   As at 31 December 2018, the stock of provisions included provisions for loans and advances to central banks (EUR  3 million), loans and advances to banks (EUR  9 million), financial assets at FVOCI (EUR  11 million), securities at amortised cost (EUR  11 million), provisions for loans and advances to customers (EUR  4,491 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (EUR  42 million).

6 Assets and liabilities held for sale

Assets and liabilities held for sale includes disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations.

In December 2018, ING reached an agreement to sell part of the ING Lease Italy business. The carrying amount of EUR 1,154 million of the assets and liabilities held for sale decreased compared to a carrying amount of EUR 1,262 million as at 31 December 2018 due to a change in expected cashflows to be realised in the sale transaction.

The sale was completed on 1 July 2019, see also Note 22 ‘Subsequent events’.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	22

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

7 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
	30 June 2019	31 December 2018
Trading liabilities	33,575	31,215
Non-trading derivatives	2,381	2,299
Designated at fair value through profit or loss	63,492	59,179
	99,448	92,693

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	23

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

8 Debt securities in issue

Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue do not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business. The maturities of the debt securities are as follows:

Debt securities in issue – maturities
	30 June 2019	31 December 2018
Fixed rate debt securities
Within 1 year	26,134	32,626
More than 1 year but less than 2 years	8,442	7,766
More than 2 years but less than 3 years	13,309	10,267
More than 3 years but less than 4 years	3,185	8,228
More than 4 years but less than 5 years	6,704	6,288
More than 5 years	28,518	20,321
Total fixed rate debt securities	86,292	85,496

Floating rate debt securities
Within 1 year	22,050	22,684
More than 1 year but less than 2 years	4,806	4,134
More than 2 years but less than 3 years	3,219	1,587
More than 3 years but less than 4 years	456	1,234
More than 4 years but less than 5 years	1,451	1,563
More than 5 years	655	3,053
Total floating rate debt securities	32,637	34,255

Total debt securities	118,929	119,751

In the first six months of 2019, the decrease in Debt securities in issue of EUR 0.8 billion is mainly attributable to a decrease in commercial paper of EUR 7.9 billion, reduction in RMBS’s of EUR 2.5 billion and repayments of other Debt securities in issue of EUR 0.9 billion, partially offset by long term maturity bonds issued of EUR 6.5 billion, an increase in certificate of deposits of EUR 1.5 billion and issued covered bonds of EUR 2.5 billion.

9 Subordinated loans

Subordinated loans by group companies
	30 June 2019	31 December 2018
ING Groep N.V.	10,651	10,355
ING Group companies	3,554	3,370
	14,205	13,724

Subordinated loans issued by ING Groep N.V. include loans issued to raise Tier 1 capital for ING Bank N.V. Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated loans issued by ING Group companies comprise, for the most part, subordinated loans which are subordinated to all current and future liabilities of ING Bank N.V.

Changes in subordinated loans
	30 June 2019	31 December 2018
Opening balance as at 1 January	13,724	15,968
Effect of changes in accounting policy		241
New issuances	1,089	1,859
Repayments	–933	–4,646
Exchange rate differences and other	324	302
Closing balance	14,205	13,724

In February 2019 ING Groep N.V. issued USD 1,125 million perpetual additional Tier 1 contingent convertible capital securities with coupon of 6.750% and first call date 16 April 2024.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	24

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

In June 2019 ING Groep N.V. redeemed USD 1,045 million of 6.375% perpetual hybrid capital securities on the call date being 15 June 2019, in line with ING’s goal to continuously optimize its capital structure.

The average interest rate on subordinated loans is  4.45% (2018:  4.44%).

Equity
10 Equity

Total equity
	30 June 2019	31 December 2018
Share capital and share premium
- Share capital	39	39
- Share premium	17,077	17,050
	17,116	17,088

Other reserves
- Revaluation reserve: Equity securities at fair value through other comprehensive income	1,791	1,914
- Revaluation reserve: Debt instruments at fair value through other comprehensive income	364	398
- Revaluation reserve: Cash flow hedge	1,434	604
- Revaluation reserve: Credit liability	–82	8
- Revaluation reserve: Property in own use	233	204
Revaluation reserves	3,741	3,130

- Net defined benefit asset/liability remeasurement reserve	–418	–394
- Currency translation reserve	–2,165	–2,043
- Share of associates and joint ventures and other reserves	3,067	2,940
- Treasury shares	–8	–11
	4,218	3,621

Retained earnings	28,528	28,339

Shareholders’ equity (parent)	49,862	49,049
Non-controlling interests	862	803
Total equity	50,723	49,851

During the first quarter of 2019 ING divested its remaining stake in Kotak Mahindra Bank. The related realised revaluation reserve of EUR 320 million is transferred to retained earnings. Reference is made to Note 3 Financial assets at fair value through other comprehensive income.

The cash flow hedge reserve increased during the first six months of 2019 with EUR 830 million. Under the cash flow hedges ING mainly hedges retail mortgages. The decline in interest rates positively impacted the valuation of the hedge derivatives.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	25

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Notes to the Condensed consolidated statement of profit or loss
11 Net interest income

Net interest income
	1 January to 30 June
6 month period	2019	2018
Interest income on loans	9,659	9,218
Interest income on financial assets at fair value through OCI	311	289
Interest income on financial assets at amortised cost	359	398
Interest income on non-trading derivatives (hedge accounting)	2,268	2,281
Negative interest on liabilities	202	213
Interest income using effective interest rate method	12,799	12,399

Interest income on financial assets at fair value through profit or loss	1,006	733 [1]
Interest income on non-trading derivatives (no hedge accounting)	411	324
Interest income other	16	17
Other interest income	1,434	1,073

Interest income	14,233	13,472

Interest expense on deposits from banks	184	191
Interest expense on customer deposits	1,482	1,245
Interest expense on debt securities in issue	1,239	1,059
Interest expense on subordinated loans	324	368
Negative interest on assets	186	189
Interest expense on non-trading derivatives (hedge accounting)	2,466	2,383
Interest expense using effective interest rate method	5,880	5,435

Interest expense on financial liabilities at fair value through profit or loss	892	662 [1]
Interest expense on non-trading derivatives (no hedge accounting)	525	495
Interest expense other	41	19
Other interest expense	1,457	1,177

Interest expense	7,337	6,612

Net interest income	6,896	6,860

1   Includes a reclassification of EUR 378 million in the six month period to 30 June 2018, from Other interest income to Other interest expense, to align the current gross presentation of Other interest income and Other interest expense that was previously netted.

12 Net fee and commission income

Fee and commission income
	1 January to 30 June
6 month period	2019	2018
Funds transfer	736	647
Securities business	316	304
Insurance broking	91	87
Asset management fees	97	63
Brokerage and advisory fees	278	270
Other	648	665
	2,164	2,037

Other, mainly consists of commission fees in respect of bank guarantees of EUR 103 million (first six months of 2018: EUR 104 million), in respect of underwriting syndication loans of EUR 6 million (first six months of 2018: EUR 3 million), in respect of structured finance fees of EUR 76 million (first six months of 2018: EUR 67 million), and in respect of collective instruments distributed but not managed by ING of EUR 80 million (first six months of 2018: EUR 97 million).

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	26

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Fee and commission expenses
	1 January to 30 june
6 month period	2019	2018
Funds transfer	321	265
Securities business	95	87
Insurance broking	1	1
Asset management fees	4	2
Brokerage and advisory fees	129	105
Other	229	201
	778	660

All of ING’s net fee and commission income are in scope of IFRS 15 ‘Revenue from Contracts with Customers’. Reference is made to Note 18 ‘Segments’ which includes net fee and commission income, as reported to the Executive Board and the Management Board Banking, disaggregated by line of business and by geographical segment.

13 Other income

Other income
	1 January to 30 June
6 month period	2019	2018
Share of result from associates and joint ventures	19	48
Result on disposal of group companies	117
Other	160	103
	296	151

In the first six months of 2019, Other income of EUR 296 million (In the first six months of 2018: EUR 151 million) is mainly impacted by the sale of ING’s stake in Kotak Mahindra Bank during 1Q 2019. ING Mauritius is in the process of being liquidated and consequently, the release of the currency translation reserve (CTA) resulted in a one-off gain of EUR 119 million.

Other, mainly consists of a positive result related to the recognition of a EUR 79 million receivable related to the insolvency of a financial institution.

14 Staff expenses

Staff expenses
	1 January to 30 June
6 month period	2019	2018
Salaries	1,741	1,666
Pension costs and other staff-related benefit costs	187	190
Social security costs	265	261
Share-based compensation arrangements	17	26
External employees	469	439
Education	31	41
Other staff costs	100	100
	2,811	2,723

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	27

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

15 Other operating expenses

Other operating expenses
	1 January to 30 June
6 month period	2019	2018
IT related expenses	365	354
Office expenses	158	276
Advertising and public relations	190	200
Travel and accommodation expenses	73	93
External advisory fees	174	158
Audit and non-audit services	12	11
Postal charges	23	25
Depreciation of property and equipment[1]	273	155
Amortisation of intangible assets	114	100
Impairments and reversals on property and equipment and intangibles	9	7
Regulatory costs	612	591
Addition/(unused amounts reversed) of provision for reorganisations and relocations	44	–20
Addition/(unused amounts reversed) of other provisions	12	–35
Contributions and subscriptions	55	42
Other	311	353
	2,427	2,309

1 Includes depreciation expenses of right-of-use assets as recognised under IFRS 16

Regulatory costs

Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), The Single Resolution Fund (SRF) and local bank taxes. Included in Regulatory costs for the first six months of 2019, are contributions to DGS of EUR 202 million (first six months of 2018: EUR 216 million) mainly related to the Netherlands, Germany, Belgium, Poland and Spain and contributions to the SRF of EUR 236 million (first six months of 2018: EUR 209 million). The contribution to the SRF in the first six months of 2019, comprises ING’s contribution for the full year 2019.

Office expenses

Due to implementation of IFRS 16 there is a move from office expenses (rents) to depreciation of property and equipment.

16 Earnings per ordinary share

Earnings per ordinary share
			Weighted average number of ordinary shares outstanding
	Amount		during the period		Per ordinary share
	(in EUR million)		(in millions)		(in EUR)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
	2019	2018	2019	2018	2019	2018
Basic earnings	1,707	2,605	3,893.6	3,887.4	0.44	0.67
Basic earnings from continuing operations	1,707	2,605			0.44	0.67

Effect of dilutive instruments:
Stock option and share plans			0.6	2.1
			0.6	2.1

Diluted earnings	1,707	2,605	3,894.2	3,889.5	0.44	0.67
Diluted earnings from continuing operations	1,707	2,605			0.44	0.67

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	28

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

17 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share	Total
	(in EUR)	(in EUR million)
Dividends on ordinary shares:
In respect of 2017
- Final dividend, paid in cash in May 2018	0.43	1,673
In respect of 2018
- Interim dividend, paid in cash in August 2018	0.24	934
- Final dividend, paid in cash in May 2019	0.44	1,714
Total dividend in respect of 2018	0.68	2,648
In respect of 2019
- Interim dividend declared	0.24	935

On 23 April 2019, the Annual General Meeting of shareholders ratified the total dividend of EUR 0.68 per ordinary share of which EUR 0.24 was paid as an interim cash dividend during 2018. The final dividend was paid entirely in cash.

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

Segment reporting

18 Segments

a. General

ING Group’s segments are based on the internal reporting structures by lines of business.

The Executive Board of ING Group and the Management Board Banking set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board Banking.

Recognition and measurement of segment results are in line with the accounting policies as described in Note 1 ‘Accounting policies’. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

The following table specifies the segments by line of business and the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments of the Banking results by line of business	Main source of income
Retail Netherlands

Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

(Market Leaders)
Retail Belgium	Income from retail and private banking activities in Belgium (including Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.
(Market Leaders)
Retail Germany	Income from retail and private banking activities in Germany (including Austria). The main products offered are current and savings accounts, mortgages and other customer lending.
(Challengers and Growth Markets)
Retail Other	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.
(Challengers and Growth Markets)
Wholesale Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	29

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Specification of geographical segments
Geographical segments	Main countries
The Netherlands
Belgium	Including Luxembourg
Germany	Including Austria
Other Challengers	Australia, France, Italy, Spain, Portugal, Czech Republic and UK Legacy run-off portfolio
Growth Markets	Poland, Romania, Turkey and Asian bank stakes
Wholesale Banking Rest of World	UK, Americas, Asia and other countries in Central and Eastern Europe
Other	Corporate Line Banking and the run-off portfolio of Real Estate

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board and Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. Underlying result is derived by excluding from IFRS-IASB the impact of the IFRS-EU ‘IAS 39 carve-out’ adjustment, divestments, special items and Insurance Other.

The IFRS-EU ‘IAS 39 carve-out adjustment’ relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Czech Republic that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).

Special items include items of income or expense that are significant and arise from events or transactions that are clearly distinct from the regular operating activities. Disclosures on comparative periods also reflect the impact of divestments. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. The Corporate Line Banking includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2013 and 2014. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS. Because underlying result is not determined in accordance with IFRS, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS Consolidated statement of profit or loss below. The information presented in this note is in line with the information presented to the Executive Board of ING Group and Management Board Banking.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

b. ING Group

Reconciliation between IFRS and Underlying income, expenses and net result
6 month period 1 January to 30 June 2019	Income	Expenses	Taxation	Non-Controlling interests	Net result [1]
Net result IFRS attributable to equity holder of the parent	8,148	5,654	740	47	1,707

Remove impact of:
Insurance Other
Adjustment of the IFRS-EU 'IAS 39 carve out' [2]	1,093		243		850
Underlying [3]	9,241	5,654	983	47	2,556

1 Net result, after tax and non-controlling interests.

2  ING prepares the Form 6-K in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the IFRS-EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.

3 Underlying figures are derived from figures according to IFRS by excluding the impact of adjustment of the IFRS-EU 'IAS 39 carve-out', divestments, special items, Insurance Other.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	30

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

ING Group Total
6 month period 1 January to 30 June 2019	ING Bank N.V.	Other Banking [1]	Total Banking	Legacy Insurance	Total

Underlying income
– Net interest income	6,950	3	6,953		6,953
– Net fee and commission income	1,386	–0	1,386		1,386
– Total investment and other income	896	6	902		902
Total underlying income	9,232	9	9,241		9,241

Underlying expenditure
– Operating expenses	5,226	12	5,238		5,238
– Additions to loan loss provision	416	0	416		416
Total underlying expenses	5,643	12	5,654		5,654

Underlying result before taxation	3,590	–3	3,586		3,586
Taxation	954	29	983		983
Non-controlling interests	47	0	47		47
Underlying net result	2,589	–32	2,556		2,556
Special items	–	–	–		–
Insurance Other				–	–
Adjustment of the IFRS-EU 'IAS 39 carve out'	–850		–850		–850
Net result IFRS attributable to equity holder of the parent	1,739	–32	1,707	–	1,707

1 Comprises for the most part capital management activities of ING Groep N.V. (Holding).

Reconciliation between IFRS and Underlying income, expenses and net result
6 month period 1 January to 30 June 2018	Income	Expenses	Taxation	Non-Controlling interests	Net result
Net result IFRS attributable to equity holder of the parent	8,883	5,232	995	51	2,605

Remove impact of:
Insurance Other [2]	–18				–19
Adjustment of the IFRS-EU 'IAS 39 carve out' [3]	75		26		50
Underlying result [4]	8,940	5,232	1,021	51	2,636

1 Net result, after tax and non-controlling interests.

2   Insurance Other comprises the net result relating to warrants on the shares of Voya Financial and NN Group N.V. On 18 March 2018 ING sold its remaining part of warrants on the shares of Voya Financial. The remaining warrants on the shares of NN Group were sold in November 2018.

3   ING prepares the Form 6-K in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting that applied under the IFRS-EU 'carve-out' version of IAS 39. For the underlying result, the impact of the carve-out is re-instated as this impacts is the measure at which management monitors the business.

4 Underlying figures are derived from figures according to IFRS by excluding the impact from divestments, special items, Insurance Other, and IFRS-EU 'IAS 39 carve-out'.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	31

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

ING Group Total
6 month period 1 January to 30 June 2018	ING Bank N.V.	Other Banking [1]	Total Banking	Legacy Insurance	Total

Underlying income
– Net interest income	6,864	–19	6,845		6,845
– Net fee and commission income	1,379	–0	1,378		1,378
– Total investment and other income	711	6	717		717
Total underlying income	8,953	–13	8,940		8,940

Underlying expenditure
– Operating expenses	5,040	–7	5,032		5,032
– Additions to loan loss provision	200	0	200		200
Total underlying expenses	5,240	–7	5,232		5,232

Underlying result before taxation	3,713	–5	3,708		3,708
Taxation	1,026	–5	1,021		1,021
Non-controlling interests	51		51		51
Underlying net result	2,636	–1	2,636		2,636
Insurance Other[2]				19	19
Adjustment of the IFRS-EU 'IAS 39 carve out'	–50		–50		–50
Net result IFRS attributable to equity holder of the parent	2,587	–1	2,586	19	2,605

1 Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2 Insurance Other comprises the net result relating to warrants on the shares of Voya Financial and NN Group. On 18 March 2018 ING sold its remaining part of warrants on the shares of Voya Financial.

c. Banking activities

Segments Banking by line of business
6 month period 1 January to 30 June 2019	Retail Nether-lands[1]	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking[1]	Corporate Line Banking	Total Banking

Underlying income
– Net interest income	1,740	959	796	1,374	1,831	253	6,953
– Net fee and commission income	329	188	123	212	538	–6	1,386
– Total investment and other income	190	112	86	100	248	166	902
Total underlying income	2,260	1,259	1,005	1,687	2,618	413	9,241

Underlying expenditure
– Operating expenses	1,095	873	579	1,061	1,438	192	5,238
– Additions to loan loss provision	33	58	–23	187	162	0	416
Total underlying expenses	1,128	931	556	1,248	1,600	192	5,654

Underlying result before taxation	1,132	328	449	438	1,018	221	3,586
Taxation	287	100	153	123	209	112	983
Non-controlling interests		0	1	38	8		47
Underlying net result	845	229	295	278	801	109	2,556
Special items						–	–
Adjustment of the IFRS-EU 'IAS 39 carve out'					–850		–850
Net result Banking	845	229	295	278	–49	109	1,707
Net result Insurance Other							–
Net result IFRS-IASB							1,707

1 As from 2019, the Dutch domestic midcorporates real estate finance portfolio transferred from Wholesale Banking to Retail Banking Netherlands. Comparative figures have been adjusted.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	32

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Segments Banking by line of business
6 month period 1 Janaury to 30 June 2018	Retail Nether-lands[1]	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking[1]	Corporate Line Banking	Total Banking

Underlying income
– Net interest income	1,883	898	857	1,310	1,793	105	6,845
– Net fee and commission income	325	201	93	212	548	–1	1,378
– Total investment and other income	192	114	10	61	389	–49	717
Total underlying income	2,401	1,213	960	1,583	2,730	54	8,940

Underlying expenditure
– Operating expenses	1,104	903	524	1,001	1,360	139	5,032
– Additions to loan loss provision	–65	78	13	121	53	–0	200
Total underlying expenses	1,039	982	537	1,122	1,413	139	5,232

Underlying result before taxation	1,362	231	423	460	1,317	–85	3,708
Taxation	335	71	137	116	341	21	1,021
Non-controlling interests		6	1	36	8	–0	51
Underlying net result	1,026	153	285	308	968	–105	2,636
Special items
Adjustment of the IFRS-EU 'IAS 39 carve out'					–50		–50
Net result Banking	1,026	153	285	308	918	–105	2,586
Net result Insurance Other							19
Net result IFRS-IASB							2,605

1 As from 2019, the Dutch domestic midcorporates real estate finance portfolio transferred from Wholesale Banking to Retail Banking Netherlands. Comparative figures have been adjusted. In the first 6 months of 2018 underlying income of the transferred portfolio was EUR 134 million, underlying operating expenses EUR 26 million, addition to loan loss provision EUR -14 million, taxation EUR 29 million, and net result EUR 94 million.

Geographical segments Banking
6 month period 1 January to 30 June 2019	Nether-lands	Belgium[1]	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World[1]	Other	Total Banking
Underlying income
– Net interest income	2,061	1,112	1,060	885	799	788	247	6,953
– Net fee and commission income	487	270	142	142	152	201	–6	1,386
– Total investment and other income	90	177	108	5	160	190	172	902
Total underlying income	2,638	1,558	1,310	1,032	1,110	1,180	413	9,241

Underlying expenditure
– Operating expenses	1,472	1,025	654	638	608	648	193	5,238
– Additions to loan loss provision	78	99	–32	92	130	49	0	416
Total underlying expenses	1,550	1,124	622	730	738	698	193	5,654

Underlying result before taxation	1,088	435	689	302	372	482	219	3,586
Taxation	271	132	233	101	85	47	113	983
Non-controlling interests	–0	0	1		46			47
Underlying net result	817	303	454	201	240	436	106	2,556
Special items	–	–	–	–	–	–	–	–
Insurance Other							–	–
Adjustment of the IFRS-EU 'IAS 39 carve out'	–413	–287	–160	10				–850
Net result IFRS	404	16	294	211	240	436	106	1,707

1 As from 2019, financials of Nordics locations (which are managed from Brussels) transferred from ‘Wholesale Banking Rest of World’ to ‘Belgium’. Comparative figures have been adjusted.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	33

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Geographical segments Banking
6 month period 1 January to 30 June 2018	Nether-lands	Belgium[1]	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World[1]	Other	Total Banking
Underlying income
– Net interest income	2,273	1,048	1,117	847	785	673	102	6,845
– Net fee and commission income	471	253	117	129	164	246	–1	1,378
– Total investment and other income	217	200	13	16	120	197	–46	717
Total underlying income	2,960	1,500	1,248	991	1,069	1,117	54	8,940

Underlying expenditure
– Operating expenses	1,454	1,053	594	584	596	606	146	5,032
– Additions to loan loss provision	–111	67	51	67	85	41	–0	200
Total underlying expenses	1,343	1,120	645	651	681	647	146	5,232

Underlying result before taxation	1,617	380	603	341	389	470	–91	3,708
Taxation	398	103	204	109	83	105	18	1,021
Non-controlling interests	0	6	1		44		–0	51
Underlying net result	1,219	270	398	231	261	365	–109	2,636
Special items
Insurance Other							19	19
Adjustment of the IFRS-EU 'IAS 39 carve out'	49	–35	–53	–10				–50
Net result IFRS	1,268	235	344	222	261	365	–91	2,605

1 As from 2019, financials of Nordics locations (which are managed from Brussels) transferred from ‘Wholesale Banking Rest of World’ to ‘Belgium’. Comparative figures have been adjusted.
ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	34

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Additional notes to the Condensed consolidated interim accounts

19 Fair value of assets and liabilities

a) Financial assets and liabilities

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain items per the statement of financial position are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities
	Estimated fair value		Statement of financial position value
	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Financial assets
Cash and balances with central banks	52,171	49,987	52,171	49,987
Loans and advances to banks	34,661	30,549	34,584	30,422
Financial assets at fair value through profit or loss
– Trading assets	54,212	50,152	54,212	50,152
– Non-trading derivatives	2,397	2,664	2,397	2,664
– Assets mandatorily as at fair value through profit or loss	59,376	64,783	59,376	64,783
– Assets designated as at fair value through profit or loss	2,944	2,887	2,944	2,887
Financial assets at fair value through other comprehensive income
– Equity securities	2,551	3,228	2,551	3,228
– Debt securities	26,776	25,616	26,776	25,616
– Loans and advances	1,967	2,379	1,967	2,379
Securities at amortised cost	46,851	47,815	45,970	47,276
Loans and advances to customers	622,964	602,841	607,081	589,653
Other assets[1]	10,136	7,397	10,136	7,397
	917,006	890,299	900,164	876,444

Financial liabilities
Deposits from banks	38,531	37,631	38,095	37,330
Customer deposits	571,604	556,127	571,001	555,729
Financial liabilities at fair value through profit or loss
– Trading liabilities	33,575	31,215	33,575	31,215
– Non-trading derivatives	2,381	2,299	2,381	2,299
– Designated as at fair value through profit or loss	63,492	59,179	63,492	59,179
Other liabilities[2]	13,336	12,117	13,336	12,117
Debt securities in issue	120,190	119,893	118,929	119,751
Subordinated loans	14,337	13,519	14,205	13,724
	857,446	831,980	855,013	831,345

1    Other assets do not include, among others: (deferred) tax assets, net defined benefit asset, inventory, property development and property obtained from foreclosures.

2    Other liabilities do not include, among others: (deferred) tax liabilities, net defined benefit and related employee benefit liabilities, reorganisation and other provisions , lease liabilities and other taxation and social security contributions.

ING Group has categorised its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available), and asset backed securities for which there is no active market and a wide dispersion in quoted prices.

Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the market. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	35

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Level 1 – (Unadjusted) quoted prices in active markets

This category includes financial instruments whose fair value is determined directly by reference to (unadjusted) quoted prices in an active market that ING Group can access. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer markets, brokered markets, or principal to principal markets. Those prices represent actual and regularly occurring market transactions with sufficient frequency and volume to provide pricing information on an ongoing basis. Transfers out of Level 1 into Level 2 or Level 3 occur when ING Group establishes that markets are no longer active and therefore (unadjusted) quoted prices no longer provide reliable pricing information.

Level 2 – Valuation technique supported by observable inputs

This category includes financial instruments whose fair value is based on market observables other than (unadjusted) quoted prices. The fair value for financial instruments in this category can be determined by reference to quoted prices for similar instruments in active markets, but for which the prices are modified based on other market observable external data or reference to quoted prices for identical or similar instruments in markets that are not active. These prices can be obtained from a third party pricing service. ING analyses how the prices are derived and determines whether the prices are liquid tradable prices or model based consensus prices taking various data as inputs.

For financial instruments that do not have a reference price available, fair value is determined using a valuation technique (e.g. a model), where inputs in the model are taken from an active market or are observable, such as interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads.

If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. The notion of significant is particularly relevant for the distinction between Level 2 and Level 3 assets and liabilities. ING Group has chosen to align the definition of significant with the 90% confidence range as captured in the prudent value definition by EBA. Unobservable parameters are shifted down and upwards to reach this 90% confidence range. The same 90% confidence range is applied to model uncertainty. If the combined change in asset value resulting from the shift of the unobservable parameters and the model uncertainty exceeds the threshold, the asset is classified as Level 3. A value change below the threshold results in a Level 2 classification.

Valuation techniques used for Level 2 assets and liabilities range from discounting of cash flows to various industry standard valuation models such as option pricing model and Monte Carlo simulation model, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations, and credit ratings), and customer behaviour are taken into account.

Level 3 – Valuation technique supported by unobservable inputs

This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive. An instrument in its entirety is classified as Level 3 if a significant portion of the instrument’s fair value is driven by unobservable inputs. Unobservable in this context means that there is little or no current market data available from which to derive a price that an unrelated, informed buyer would purchase the asset or liability at.

Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Financial Assets
Financial assets at fair value through profit or loss
- Trading assets	15,426	13,041	38,590	36,617	197	494	54,212	50,152
- Non-trading derivatives	17		2,359	2,636	20	27	2,397	2,664
- Assets mandatorily at fair value through profit or loss	85	141	58,165	63,601	1,125	1,042	59,376	64,783
- Assets designated as at fair value through profit or loss	257	147	1,703	1,665	984	1,075	2,944	2,887
Financial assets at fair value through other comprehensive income	28,383	27,218	497	1,256	2,415	2,749	31,294	31,223
	44,167	40,547	101,314	105,775	4,741	5,387	150,222	151,709

Financial liabilities
Financial liabilities at fair value through profit or loss
– Trading liabilities	4,387	5,706	29,029	25,387	159	122	33,575	31,215
– Non-trading derivatives	1		2,316	2,219	65	80	2,381	2,299
– Financial liabilities designated as at fair value through profit or loss	1,265	1,166	61,477	57,305	750	708	63,492	59,179
	5,653	6,872	92,822	84,911	973	910	99,448	92,693

There were no significant transfers between Level 1 and Level 2.

In the first six months of 2019, there were no changes in the valuation techniques.

ING Group Report on form 6-K for the period ended 30 June 2019 - Unaudited	36

Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Changes in Level 3 Financial assets
					Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI
	Trading assets		Non-trading derivatives								Total
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Opening balance	494	1,104	27	85	1,042		1,075	365	2,749	480	5,387	2,034
Effect of changes in accounting policy						1,653		–1		3,446		5,097
Realised gain/loss recognised in the statement of profit or loss during the period [1]	25	–54	–10	109	–22	10	–21	–20	–6	1	–35	45
Revaluation recognised in other comprehensive income during the period									125	–131	125	–131
Purchase of assets	30	359		2	591	1,154		731	9	85	630	2,331
Sale of assets	–35	–120	–2	–166	–706	–1,677	–17		–302	–557	–1,061	–2,521
Maturity/settlement	–6	–42			–18	–78	–53		–108	–330	–185	–450
Reclassifications	–279				282					2	3	2
Transfers into Level 3	32	85	4		16						53	85
Transfers out of Level 3	–66	–839			–60	–37			–53	–249	–179	–1,125
Exchange rate differences	1					17			1	3	2	20
Changes in the composition of the group and other changes					1					–1	1	–1
Closing balance	197	494	20	27	1,125	1,042	984	1,075	2,415	2,749	4,741	5,387

1   Net gains/losses were recorded in income from trading activities in continuing operations herein as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR -20 million of unrealised gains on losses recognised in the statement of profit or loss.

In the first six months of 2019, financial assets were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

In 2018, financial assets transferred out of Level 3 mainly relate to swap positions revised to Level 2 based on the ability to demonstrate independent sourcing of observable inputs for swap pricing requirements.

Changes in Level 3 Financial liabilities
					Financial liabilities designated as at fair value through profit or loss
	Trading liabilities		Non-trading derivatives				Total
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Opening balance	122	1,073	80	68	708	101	910	1,242
Effect of changes in accounting policy				4				4
Realised gain/loss recognised in the statement of profit or loss during the period[1]	40	–67	–15	8	11	1	35	–58
Issue of liabilities	45	42			1	545	46	587
Early repayment of liabilities	–7	–87			–9	–20	–15	–106
Maturity/settlement	–1	–37			–6	–11	–7	–49
Transfers into Level 3	9	39			153	92	162	131
Transfers out of Level 3	–49	–844			–109		–157	–844
Exchange rate differences
Changes in the composition of the group and other changes		2						2
Closing balance	159	122	65	80	750	708	973	910

1   Net gains/losses were recorded in income from trading activities in continuing operations included herein as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR 35 million of unrealised gains and losses recognised in the statement of profit or loss.

In the first six months of 2019, financial liabilities were transferred out of Level 3 mainly due to the valuation not being significantly impacted by unobservable inputs.

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In 2018, financial liabilities transferred out of Level 3 mainly relate to swap positions revised to Level 2 based on the ability to demonstrate independent sourcing of observable inputs for swap pricing requirements.

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.

Unrealised gains and losses that relate to ‘Financial assets at fair value through other comprehensive income’ recognised in Other comprehensive income are included in the Revaluation reserve – Equity securities at fair value through other comprehensive income or Debt Instruments at fair value through other comprehensive income.

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the statement of financial position as at 30 June 2019 of EUR 150 billion includes an amount of EUR 4.7 billion ( 3.2%) which is classified as Level 3 (31 December 2018: EUR 5.4 billion, being 3.6%). Changes in Level 3 from 31 December 2018 to 30 June 2019 are detailed above in the table Changes in Level 3 Financial assets.

Financial liabilities measured at fair value in the statement of financial position as at 30 June 2019 of EUR 99 billion includes an amount of EUR 1.0 billion ( 1.0%) which is classified as Level 3 (31 December 2018: EUR 0.9 billion, being 1.0%). Changes in Level 3 from 31 December 2018 to 30 June 2019 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.

Of the total amount of financial assets classified as Level 3 as at 30 June 2019 of EUR  4.7 billion (31 December 2018: EUR 5.4 billion), an amount of EUR 2.8 billion ( 59.8%) (31 December 2018: EUR 3.4 billion, being 63.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 1.1 billion (31 December 2018: EUR 1.1 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 0.8 billion (31 December 2018: EUR 0.8 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.

Of the total amount of financial liabilities classified as Level 3 as at 30 June 2019 of EUR 1.0 billion (31 December 2018: EUR 0.9 billion), an amount of EUR 0.7 billion (71.3%) (31 December 2018: EUR 0.7 billion, being 82.0%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.1 billion (31 December 2018: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.2 billion (31 December 2018: EUR 0.1 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

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Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
	30 June 2019	31 Decem ber 2018	30 June 2019	31 Decem ber 2018			30 June 2019	31 Decem ber 2018	30 June 2019	31 Decem ber 2018
At fair value through profit or loss
Debt securities	720	807		3	Price based	Price (%)	0%	0%	99%	105%
					Net asset value	Price (%)	n/a	0%	n/a	0%
					Present value techniques	Credit spread (bps)	n/a	131	n/a	131
					Loan pricing model	Credit spread (bps)	n/a	n/a	n/a	n/a
Equity securities	154	162	1		Price based	Price			5,475	5,475
Loans and advances	840	1,047	3	15	Price based	Price (%)	0%	1%	100%	102%
					Present value techniques	Price (%)	n/a	100%	n/a	100%
						Credit spread (bps)	2	19	455	550
(Reverse) repo's	429	481	427	424	Present value techniques	Price (%)	4%	3%	4%	4%
Structured notes			322	284	Price based	Price (%)	82%	77%	111%	108%
					Net asset value	Price (%)	n/a	n/a	n/a	n/a
					Option pricing model	Equity volatility (%)	13%	13%	21%	34%
						Equity/Equity correlation	0.6	0.6	0.8	0.9
						Equity/FX correlation	-0.5	-0.7	0.2	0.5
						Dividend yield (%)	1%	1%	5%	5%
						Interest rate volatility (bps)	n/a	49	n/a	86
						IR/IR correlation	n/a	0.8	n/a	0.8
					Present value techniques	Implied correlation	n/a	-0.7	n/a	0.7
Derivatives
– Rates	28	57	23	39	Option pricing model	Interest rate volatility (bps)	48	23	300	300
						Interest rate correlation	n/a	0.8	n/a	0.8
						IR/INF correlation	n/a	n/a	n/a	n/a
					Present value techniques	Reset spread (%)	2%	2%	2%	2%
						Prepayment rate (%)	n/a	n/a	n/a	n/a
						Inflation rate (%)	n/a	n/a	n/a	n/a
						Credit spread (bps)	n/a	46	n/a	46
– FX	1		1		Present value techniques	Inflation rate (%)	n/a	n/a	n/a	n/a
					Option pricing model	FX volatility (bps)	4	n/a	7	n/a
– Credit	81	67	117	86	Present value techniques	Credit spread (bps)	2	8	557	364
						Implied correlation	n/a	0.7	n/a	0.7
						Jump rate (%)	12%	12%	12%	12%
					Price based	Price (%)	n/a	n/a	n/a	n/a
– Equity	43	68	38	54	Option pricing model	Equity volatility (%)	4%	4%	100%	94%
						Equity/Equity correlation	-	0.2	0.9	0.9
						Equity/FX correlation	-0.8	-0.8	0.6	0.5
						Dividend yield (%)	0%	0%	15%	13%
– Other	31	2	41	5	Option pricing model	Commodity volatility (%)	0%	12%	44%	79%
						Com/Com correlation	0.3	0.3	0.9	0.9
						Com/FX correlation	-0.6	-0.5	-0.2	0.5
At fair value through other comprehensive income
– Debt					Price based	Price (%)	n/a	n/a	n/a	n/a
– Loans and advances	1,967	2,379			Present value techniques	Prepayment rate	6%	6%	6%	6%
– Equity	447	317			Present value techniques	Credit spread (bps)	297	322	298	322
						Inflation rate (%)	3%	3%	3%	3%
						Other	63	63	80	80
					Price based	Price (%)	98%		98%
Total	4,741	5,387	973	910

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.

If ING had used input values from the upper and lower bound of this range of reasonably possible alternative input values when valuing these instruments as of 30 June 2019, then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the

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Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

As ING has chosen to apply a 90% confidence level for its IFRS valuation of fair valued financial instruments, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased.

In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

Because of the approach taken, the valuation uncertainty in the table below is broken down by related risk class rather than by product.

In reality some valuation inputs are interrelated and it would be unlikely that all unobservable inputs would ever be simultaneously at the limits of their respective ranges of reasonably possible alternatives. Therefore it can be assumed that the estimates in the table below show a greater fair value uncertainty than the realistic position at 30 June 2019 assuming normal circumstances/normal markets.

Also, this disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

The possible impact of a change of unobservable inputs in the fair value of financial instruments at fair value through other comprehensive income are estimated to be immaterial.

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
	30 June 2019	31 December 2018	30 June 2019	31 December 2018
Fair value through profit or loss
Equity (equity derivatives, structured notes)	45	60	–	4
Interest rates (Rates derivatives, FX derivatives)	45	43
Credit (Debt securities, Loans, structured notes, credit derivatives)	16	39
	106	142	–	4

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Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

20 Legal proceedings

Findings regarding AML processes: As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries.  Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we seek to improve our management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.

Also as previously disclosed in March 2019, ING was informed by the Banca d’Italia of their report containing their conclusions regarding shortcomings in AML processes at ING’s Italian Branch, which was prepared based on an inspection conducted from October 2018 until January 2019. ING is also in discussion with Italian judicial authorities concerning these conclusions and related investigation. In line with the enhancement programme announced in 2018, ING is taking steps intended to improve processes and management of compliance risks as required by the Banca d’Italia. In consultation and in agreement with the Banca d’Italia, ING Italy has agreed that it will refrain from taking on new customers during further discussions on the enhancement plans with the Banca d’Italia. ING will continue to fully serve existing clients in Italy and is working hard to address the shortcomings and resolve the issues identified.

ING announced steps in September 2018 to enhance its management of compliance risks and embed stronger awareness across the whole organisation. This programme started in 2017 and includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures may result in liabilities which are different from the amounts recognised. ING has also identified issues in connection with its U.S. tax information reporting and withholding obligations in respect of prior periods.  ING has agreed with the US Internal Revenue Service (IRS) to resolve these issues by paying the tax owed. ING will make the payment out of the provision it had already recognised.

Interest rate derivatives claims: ING is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants. The total amounts that need to be repaid or compensated in some cases still need to be determined. ING may decide to appeal against adverse rulings. Although the outcome of the pending litigation and similar cases that may be brought in the future is uncertain, it is possible that the courts may ultimately rule in favour of the claimants in some or all of such cases. Where appropriate a provision has been taken. The aggregate financial impact of the current and future litigation could become material.

As requested by the AFM, ING has reviewed a significant part of the files of clients who bought interest rate derivatives. In December 2015, the AFM concluded that Dutch banks may have to re-assess certain client files, potentially including certain derivative contracts that were terminated prior to April 2014 or other client files. As advised by the AFM, the Minister of Finance appointed a Committee of independent experts (the “Committee”) which has established a uniform recovery framework for Dutch SME clients with interest rate derivatives. ING has adopted this recovery framework and has reassessed individual files against this framework. ING has taken an additional provision for the financial consequences of the recovery framework. In 2017, ING has informed the majority of the relevant clients whether they are in scope of the recovery framework, and thus eligible for compensation, or not. Because implementation by ING of the uniform recovery framework encountered delay, ING has previously offered advance payments to customers out of the existing provision. As of December 2018, all customers in scope of the uniform recovery framework have received an offer of compensation from ING (including offers of no compensation). As of 1 July 2019, the required process under the uniform recovery framework had been completed for approximately 99% of all customers in scope.

For further information regarding legal proceedings we refer to note 47 “ Legal proceedings” in ING Group’s 2018 Consolidated financial statements as included in the Form 20-F.

21 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its subsidiaries, associates, joint ventures, key management personnel, and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. Transactions with related parties are disclosed in Note 51 ‘related parties’ in the 2018 Form 20F ING Group Consolidated financial statements.

22 Subsequent events

In December 2018, ING reached an agreement to sell part of the ING Lease Italy business. The sale of this Italian lease business, which was per 30 June 2019 included on the line “Assets and liabilities held for sale” with a fair value and carrying amount of EUR 1,154 million, was completed on 1 July 2019. The transaction will not have a material impact on ING’s overall profit and loss account, shareholders' equity or capital ratios in the third quarter of 2019.

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Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

Important legal information

ING Group’s Form 6K is prepared in accordance with International Accounting standard 34 ‘Interim Financial Reporting’ as adopted by the International Accounting Standards Board (‘IFRS-IASB’).

In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2018 ING Group Form 20-F.All figures in this document are unaudited.  Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom  leaving the European Union or a break-up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a downgrade of the sovereign credit rating of the US government, (5) potential consequences of a European sovereign debt crisis, (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding,  (7) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes affecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes affecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (28) the other risks and uncertainties detailed in this report and the Form 20-F for the year ended December 31, 2018 of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. (29) This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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Contents	Interim report	Condensed consolidated statement of financial position	Condensed consolidated statement of profit or loss	Condensed consolidated statement of comprehensive income	Condensed consolidated statement changes in equity	Condensed consolidated statement of cash flows	Notes to the condensed consolidated interim accounts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                ING Groep N.V.

                                                                                                                                                (Registrant)

Date: July 31, 2019

                                                                                                                By:                           /s/T. Phutrakul

                                                                                                                                                T. Phutrakul

                                                                                                                                                Chief Financial Officer

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